

October 25, 2012

Via E-Mail
Paul Scrivano, Esq.
O'Melveny & Myers LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111

> **Re: Complete Genomics, Inc.**
> **Amendment No. 6 to Schedule TO filed on October 23, 2012**
> **Amendment No. 5 to Schedule TO filed October 19, 2012**
> **Filed by Beta Acquisition Corporation and BGI-Shenzhen**
> **File No. 5-85871**

Dear Mr. Scrivano:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. In the amendment extending the offer, we note that you have disclosed the total number of shares tendered. In any future amendments that disclose an extension of the offer, please also disclose the percentage of shares tendered.

2. We note your response to comment two in our letter dated October 11, 2012. Further, we note that in your response you state that if any of the banks were to refuse to fund under their respective Commitment Letters, the bidders would not have a basis on which to refuse to close the Offer. Please revise to disclose the bidders' plans if any of the banks refuse to fund under their respective Commitment Letters, including whether the bidders will extend the offer and seek alternative financing arrangements.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions